[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

March 30, 2009

Securities and Exchange Commission Attn. H.R. Hallock, Jr., Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

RE:	Amendment No. 1 to New RMR Asia Pacific Real Estate Fund Form N-2 (File No. 811-22260)

Dear Mr. Hallock:

On behalf of New RMR Asia Pacific Real Estate Fund (the “Registrant”), we are enclosing herewith for filing pursuant to the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, one electronically signed Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (the “N-2 Registration Statement Amendment”).

In connection with the reorganization of each of RMR Asia Pacific Real Estate Fund and RMR Asia Real Estate Fund with the Registrant, the Registrant is also filing Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (the “N-14 Registration Statement Amendment”) pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations of the Commission thereunder.  Part A and Part B of this N-2 Registration Statement Amendment are identical to Part A and Part B of the N-14 Registration Statement Amendment for the reasons previously explained to you in our letter dated September 24, 2008.  The Registrant intends to further amend this N-2 Registration Statement Amendment contemporaneously with the filing of any further pre-effective amendments to the N-14 Registration Statement Amendment.

Pursuant to your letter dated February 3, 2009, and your conversation with my associate, Mr. Kenneth Burdon, on February 5, 2009, the Registrant intends to request acceleration of the effectiveness of the N-2 Registration Statement Amendment the week of April 6, 2009.

We look forward to continuing to work with you on this matter.  If you have any further questions, please do not hesitate to contact me at 212-735-3406, or Mr. Burdon at 617-573-4836.

Sincerely,

/s/ Michael K. Hoffman, Esq.